                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FEE REQUIRED

For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 NO FEE REQUIRED

For the transition period from _____________ to ______________

Commission file number: 000-21571

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               TMP Worldwide Inc.
                     TMP Worldwide Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               TMP Worldwide Inc.
                                622 Third Avenue
                            New York, New York 10017

Financial Statements and Exhibits

(A)  Financial Statements:

         Financial Statements of TMP Worldwide Inc. 401(k)
         Savings Plan for the years ended December 31, 1998 and 1997


(B) Exhibits:

         23.1  Consent of BDO Seidman, LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, TMP Worldwide Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       TMP Worldwide Inc.
                                       TMP Worldwide Inc. 401(k) Savings Plan

Dated: __________, 2002               By: /s/
                                          -----------------------------------
                                          Name:
                                          Title:

                               TMP WORLDWIDE INC.
                               401(k) SAVINGS PLAN





                                                           FINANCIAL STATEMENTS
                                                     AND SUPPLEMENTAL SCHEDULES
                                         YEARS ENDED DECEMBER 31, 1998 AND 1997

                               TMP WORLDWIDE INC.
                               401(k) SAVINGS PLAN




===============================================================================
                                                           FINANCIAL STATEMENTS
                                                     AND SUPPLEMENTAL SCHEDULES
                                         YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN


                                                                       CONTENTS

===============================================================================



                                                                                        3
        INDEPENDENT AUDITORS' REPORT

        FINANCIAL STATEMENTS:
           Statements of net assets available for benefits                              4
           Statements of changes in net assets available for benefits                   5
           Notes to financial statements                                             6-16

        SUPPLEMENTAL SCHEDULES:
            Line 27a - Schedule of assets held for investment purposes                 17
            Line 27d - Schedule of reportable transactions                          18-19
            Line 27e - Schedule of nonexempt transactions                              20


INDEPENDENT AUDITORS' REPORT



To the Trustee of the
   TMP Worldwide Inc.
   401(k) Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of TMP Worldwide Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1998, and reportable transactions and nonexempt transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 1998, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ BDO Seidman, LLP
New York, New York

November 30, 2001

                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN


                                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

===============================================================================



 DECEMBER 31,                                                                            1998                   1997
 ----------------------------------------------------------------------- ---------------------- ----------------------
 ASSETS
 INVESTMENTS - AT FAIR VALUE (NOTE 3):
    Schwab Money Market Fund                                                  $         2,194     $                -
    Mutual funds:
       CIGNA Balanced Account                                                               -              1,008,313
       CIGNA Charter Guaranteed Long-term                                                   -              2,884,994
       CIGNA Fidelity Growth Opportunities                                                  -              5,523,163
       CIGNA Charter Large Company Stock Index                                              -              2,022,919
       CIGNA Lifetime 20                                                                    -                194,326
       CIGNA Lifetime 30                                                                    -                203,253
       CIGNA Lifetime 40                                                                    -                337,071
       CIGNA Lifetime 50                                                                    -                252,131
       CIGNA Lifetime 60                                                                    -                114,564
       Amcent:  20th Century International Growth                                     443,711                      -
       Baron Asset                                                                    854,518                      -
       Neuberger & Berman Socially Responsive                                         125,377                      -
       Neuberger & Berman Partners*                                                 3,528,824                      -
       Oakmark*                                                                     7,501,453                      -
       Schwab S&P 500 Investor SHS*                                                 3,713,762                      -
       Schwab Smallcap Index                                                          286,026                      -
       Scudder Greater Europe Growth                                                  614,231                      -
       Strong Corporate Bond                                                          253,426                      -
    Common/collective trust - Schwab Stable Value Fund*                             4,881,901                      -
    Common Stock - TMP Worldwide Inc.*                                              5,997,012              2,629,293
    Participant loans                                                                 920,918                689,506
 ----------------------------------------------------------------------- ---------------------- ----------------------
         TOTAL INVESTMENTS                                                         29,123,353             15,859,533
 ----------------------------------------------------------------------- ---------------------- ----------------------
 CASH                                                                                  22,152                      -
 ----------------------------------------------------------------------- ---------------------- ----------------------
 RECEIVABLES:
    Participants' contributions                                                       306,000                      -
    Employers' contributions                                                          908,523                625,900
    Amounts due from employer (Note 7)                                                 43,422                      -
    Interest on loans and dividends                                                     6,603                  2,594
 ----------------------------------------------------------------------- ---------------------- ----------------------
         TOTAL RECEIVABLES                                                          1,264,548                628,494
 ----------------------------------------------------------------------- ---------------------- ----------------------
         TOTAL ASSETS                                                              30,410,053             16,488,027
 LIABILITIES:
    Amounts due participants (Note 7)                                                  46,485                      -
 ----------------------------------------------------------------------- ---------------------- ----------------------
 NET ASSETS AVAILABLE FOR BENEFITS                                                $30,363,568            $16,488,027
 ======================================================================= ====================== ======================

 -----------------
 * Represents 5% or more of the net assets available for benefits.
 ======================================================================= ====================== ======================

                                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN


                     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

===============================================================================



 YEAR ENDED DECEMBER 31,                                                                 1998                   1997
 ----------------------------------------------------------------------- ---------------------- ----------------------

 ADDITIONS:
    Investment income:
       Net appreciation in fair value of investments (Note 3)                    $  2,243,438           $  3,250,904
       Interest and dividends                                                       1,668,861                191,727
 ----------------------------------------------------------------------- ---------------------- ----------------------
                                                                                    3,912,299              3,442,631
 ----------------------------------------------------------------------- ---------------------- ----------------------
    Contributions:
       Participants                                                                 3,703,199              1,859,326
       Employer                                                                       919,031                625,900
 ----------------------------------------------------------------------- ---------------------- ----------------------
                                                                                    4,622,230              2,485,226
 ----------------------------------------------------------------------- ---------------------- ----------------------
       Rollovers in participant balances                                            7,175,646                803,157
 ----------------------------------------------------------------------- ---------------------- ----------------------
         TOTAL ADDITIONS                                                           15,710,175              6,731,014
 ----------------------------------------------------------------------- ---------------------- ----------------------
 DEDUCTIONS:
       Benefits paid to participants                                                1,777,680              1,310,860
       Administrative expenses                                                         56,954                 29,085
 ----------------------------------------------------------------------- ---------------------- ----------------------
         TOTAL DEDUCTIONS                                                           1,834,634              1,339,945
 ----------------------------------------------------------------------- ---------------------- ----------------------
 NET INCREASE                                                                      13,875,541              5,391,069
 NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                              16,488,027             11,096,958
 ----------------------------------------------------------------------- ---------------------- ----------------------
 NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                                   $30,363,568            $16,488,027
 ======================================================================= ====================== ======================


                               SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================


  1.   DESCRIPTION OF PLAN            The following description of the TMP
                                      Worldwide Inc. 401(k) Savings Plan and
                                      its related Trust arrangement
                                      (collectively, the "Plan") is provided
                                      for general information purposes only.
                                      Participants should refer to the current
                                      Plan agreement for a complete description of the Plan's provisions.

                                      The Plan was adopted as of January 1, 1992 by McKelvey Enterprises, Inc. (formerly Telephone Marketing Programs, Inc., which has since changed its name to TMP Worldwide Inc. ("TMP")) for the benefit of its eligible employees and the eligible employees of any other organization designated by TMP's Board of Directors. The Plan was amended twice during 1992. The first amendment was effective January 1, 1992, altering the Plan's vesting rules, and effective July 1, 1992, altering the eligibility rules. The second amendment was effective October 1, 1992 and that amendment permitted TMP to extend the coverage of the Plan to employees of organizations not considered an affiliate. The Plan was amended effective October 1, 1997 and that amendment permitted all matching contributions by the Plan to be made in shares of the corporation's common stock. A restatement and amendment of the Plan was adopted effective April 1, 1998, and that amendment revised the eligibility requirement to one year of service with 1,000 hours of employment and provided that the employer may make discretionary non-elective contributions and profit sharing contributions. The first amendment was effective July 1, 1998, and that amendment added a participating employer and waived the service requirement for certain employees of the new participating employer. The second amendment was effective January 1, 1999, and that amendment modified the definition of compensation to exclude stock option proceeds. The third amendment was effective April 1, 1998, and that amendment prevented the employer match stock source from being used as a source for participant loans.

                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================

                                      GENERAL

                                      The Plan is a defined contribution plan
                                      and provides for elective contributions on the part of the participating employees and for employer matching contributions. The Plan extends coverage to each employee of the participating employers, except those employees covered by a collective bargaining agreement where the agreement does not specifically provide for the participation in the Plan of the employees subject to that bargaining agreement. As of February 1, 1992 and April 1, 1992, the first two Plan entry dates, any eligible employee had to have completed one year of service (a twelve-month period of at least 1,000 employment hours) to enter the Plan. Subsequently, the Plan was revised to allow eligible employees to enter the Plan beginning each calendar quarter following their completion of one hour of service. As of April 1, 1998, the Plan was revised to allow eligible employees to enter the Plan upon completion of one year of service (a twelve month period of at least 1,000 employment hours). The Plan designates TMP as the Plan administrator (the "Plan Administrator"). The Plan Administrator shall be responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and provisions of the Internal Revenue Code of 1986 as pertains to plans intended to qualify under Section 401(a) of that Code.

                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================

                                      CONTRIBUTIONS

                                      Participating employees have the option to make elective contributions of up to 15% of their compensation, subject to the limit of Internal Revenue Code Section 402(g) ($10,000 and $9,500 for 1998 and
                                      1997, respectively). Participating
                                      employers shall make a matching
                                      contribution equal to the elective
                                      contribution, but not more than 2% of each contributing employee's compensation. The employer's matching contribution shall be made in shares of the corporation's common stock. A participating employee who makes an elective contribution, however, is only eligible for an employer matching contribution for the Plan year (the calendar year) if the employee is employed by the employer on the last day of such year. Notwithstanding the employment requirement, the Plan provides that an employer matching contribution shall be made to a sufficient number of non highly-compensated employees who have been terminated during the Plan year as may be necessary to satisfy the requirements of Internal Revenue Code Section 410(b). The employer may make discretionary non-elective contributions which are allocated in the same ratio as each participant's compensation bears to the total compensation of all participants for the Plan year.

                                      PARTICIPANTS' ACCOUNTS

                                      Each participant's account is credited
                                      with the elective contributions made by
                                      that participant and employer matching
                                      contributions for which that participant is eligible. The participating employees direct the investment of the contributions credited to their account into one or more of the investment funds which have been made available to them. Each participant's account will be credited with its share of the net investment earnings of the funds in which that account is invested. The benefits to which a participant is entitled is the amount that can be provided from the participant's vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer's qualified plan).

                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================

                                      FORFEITURES

                                      Forfeitures of terminated participants'
                                      nonvested accounts are used to pay the
                                      Plan expenses and any excess is applied as a reduction to the otherwise required employer matching contribution, discretionary non-elective contribution or profit sharing contributions. Forfeitures occur in a Plan year when a terminated participant receives the vested portion of their account or, if earlier, upon the occurrence of six consecutive one-year breaks in service. If the terminated participant resumes employment before six consecutive one-year breaks in service, the amount that the participant forfeited will be reinstated with, under certain circumstances, investment earnings.
                                      Forfeited invested accounts totaled
                                      $154,695 and $25,498 at December 31, 1998
                                      and 1997, respectively. Forfeitures in the amount of $27,982 and $7,792 were used to pay the Plan expenses during the years ended December 31, 1998 and 1997, respectively.

                                      VESTING

                                      The portion of a participant's account
                                      attributed to elective contributions and rollover contributions is nonforfeitable at all times. Vesting (i.e., nonforfeitable rights to the portion of a participant's account arising from employer matching contributions) is based upon the number of years of service, with a year generally being a Plan year in which the participant accumulates at least 1,000 employment hours. Vesting starts with the completion of two years of service at the rate of 40% and increases 20% for each subsequent year until full vesting is achieved with five or more years. Notwithstanding the number of years of service, a participant is considered fully vested at the normal retirement age of sixty-five, in the event of death, or should the participant incur a disability which is considered to be total and permanent. The Plan provides special vesting rules with regard to any benefits a participant may have from a plan that was merged into the TMP Worldwide Inc. 401(k) Savings Plan.

                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================

                                      PAYMENT OF BENEFITS

                                      Benefits are generally payable in the form of a lump sum following a participant's termination of employment or death. The portion of a participant's account attributed to benefits from a merged plan, however, is subject to specific rules. Provision is also made for a participant to request a withdrawal of all or a portion of the participant's account attributed to elective contributions after the attainment of age 59-1/2. Further, upon the showing of substantial hardship, and in accordance with specific rules set forth in the Plan concerning hardship withdrawals, a participant may withdraw that portion of their account attributed to the remaining employer matching contributions that have vested and the amount of elective deferrals which have not previously been withdrawn.

                                      PARTICIPANT LOANS

                                      In general, a participant may borrow an
                                      amount not exceeding the lesser of $50,000 or 50% of the vested portion of their account.

                                      If the proceeds of the loan are to be
                                      applied to the purchase of a dwelling
                                      which will be used as a principal
                                      residence of the participant, the
                                      repayment period shall be as agreed upon by the Plan Administrator and the borrowing participant. If the proceeds of the loan are used for any other purpose, the repayment of the loan must be made within five years. Interest will be charged at an annual rate which is comparable to a commercial rate for a similar type of loan. Principal and interest payments will be due at a frequency no longer than quarterly and, with respect to employees, will be made by payroll deductions.

                                      The loans are collateralized by the
                                      participants' interest in their accounts.

                                      ADMINISTRATIVE EXPENSES

                                      Certain administrative expenses of the
                                      Plan are paid by the Plan Administrator.

                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================

   2.       ACCOUNTING POLICIES       BASIS OF ACCOUNTING

                                      The financial statements of the Plan have been prepared on the accrual method of accounting.

                                      USE OF ESTIMATES

                                      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

                                      RECENT ACCOUNTING PRONOUNCEMENT

                                      In September 1999, the Accounting
                                      Standards Executive Committee issued
                                      Statement of Position ("SOP") No. 99-3,
                                      "Accounting for and Reporting of Certain
                                      Defined Contribution Plan Investments and
                                      Other Disclosure Matters". SOP No. 99-3
                                      simplifies disclosures for certain
                                      investments. It eliminates the requirement for a defined contribution plan to present Plan investments by general type for participant directed investments in the statement of net assets available for plan benefits, to disclose participant directed investment programs and the number of units and net asset value per unit, and to disclose benefit responsive investment contracts by investment fund option. It also requires disclosure of nonparticipant directed investments that represent 5 percent or more of net assets available for Plan benefits. SOP No. 99-3 is effective for financial statements for Plan years ending after December 15, 1999. The Plan has elected early adoption of SOP No. 99-3 and the accompanying financial statements have been prepared in accordance with this SOP.

                                      INVESTMENT VALUATION AND INCOME
                                      RECOGNITION

                                      Investments are stated at fair value,
                                      which is determined by reference to quoted market prices, except for participant loans which are stated at cost plus accrued interest, which approximates their fair value. Unrealized appreciation or depreciation of investments is reflected in the financial statements.

                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================

                                      Purchases and sales of securities are
                                      recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                      PAYMENT OF BENEFITS

                                      Benefits are recorded when paid.

                                      RECLASSIFICATIONS

                                      Certain reclassifications have been made to the prior period's financial statements amounts to conform to the current period's presentation.


   3.  INVESTMENTS                    During 1998 and 1997, the Plan's
                                      investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,243,438 and $3,250,904, respectively, as follows:


                                     DECEMBER 31,                                           1998                1997
                                     ----------------------------------------- ------------------- ------------------

                                     Mutual funds                                     $ (586,227)         $1,997,812
                                     Common/collective fund                              188,296                   -
                                     Common stock                                      2,641,369           1,253,092
                                     ----------------------------------------- ------------------- ------------------
                                                                                      $2,243,438          $3,250,904
                                     ========================================= =================== ==================


   4.       INCOME TAX STATUS         The Internal Revenue Service has
                                      determined and informed the Plan
                                      Administrator, in a letter dated May 8,
                                      1995, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code ("IRC").
                                      Although the Plan has been amended since receiving the determination letter, the
                                      Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and will obtain a new determination letter. Issues have been identified that will require corrections;
                                      the Plan Administrator is currently
                                      addressing such issues and expects them to be resolved with no effect on the Plan's tax-exempt status. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================

   5.   TRUSTEE AND CUSTODIAN         The funds of the Plan are maintained under
                                      a Trust with CG Trust Company until March
                                      31, 1998 and the Charles Schwab Trust
                                      Company, thereafter, as Trustee. The
                                      duties and authority of the Trustee are
                                      defined in the related Trust Agreement.

                                      The Connecticut General Life Insurance
                                      Company ("CIGNA") was the appointed
                                      Custodian of the Plan until March 31,
                                      1998. Effective April 1, 1998, the
                                      Custodian of the Plan has changed from
                                      CIGNA to Charles Schwab Retirement Plan
                                      Services. The duties of the Custodian have remained the same as they were under CIGNA. The duties of the Custodian include administration of the trust fund (including income therefrom) at the direction of the Trustee, and the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and to render statements to the participants as to their interest in the Plan.


   6.       TERMINATION               Although it has not expressed any intent
                                      to do so, each participating employer has the right under the Plan to discontinue its contributions at any time and to terminate its participation in the Plan, subject to the provisions of ERISA. If the Plan is fully or partially terminated, all amounts credited to the affected participants' accounts will become fully vested.

                                      Upon termination, the Plan Administrator shall take steps necessary to have the assets of the Plan distributed among the affected participants.

                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================



   7.       AMOUNTS DUE               In order to ensure favorable tax treatment
            PARTICIPANTS AND          of participant accounts, the Plan must not
            AMOUNTS DUE FROM          exceed certain maximums for employee
            EMPLOYER                  elective contributions and employer
                                      matching contributions of highly
                                      compensated employees as defined in the
                                      IRC. The Plan must take appropriate
                                      actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if IRC requirements are not met. The Plan's nondiscrimination contribution testing resulted in an adjustment to employee contributions, as well as associated income by means of refunds to highly compensated employees ("HCE") with a one-on-one contribution to non-highly compensated employees ("NHCE"). The Plan allows participants to contribute up to 15% of their compensation into the Plan.
                                      The contribution rate for certain
                                      participants exceeded the allowable
                                      contribution limit resulting in
                                      adjustments to employee contributions, as well as associated income by means of refunds to participants. At December 31, 1997, the Plan had no amounts due to participants or amounts due from employer.

                                      At December 31, 1998, the Plan had amounts due participants for the current year excess employee contributions and associated income adjustments as follows:


                                     --------------------------------------------------------- ----------------------

                                     Allowable contribution limit adjustment                                $26,715
                                     Allowable contribution limit associated income
                                       adjustment                                                             7,480
                                     Nondiscrimination HCE contribution adjustment                            9,602
                                     Nondiscrimination associated income adjustment                           2,688
                                     --------------------------------------------------------- ----------------------
                                                                                                            $46,485
                                     ========================================================= ======================

                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================

                                      At December 31, 1998, the Plan had amounts due from employer for the current year interest accrual on late remittances (see
                                      Note 8) and corrective employer
                                      contributions as follows:


                                     -------------------------------------------------------------------------------

                                     Interest on late remittances                                           $33,820
                                     Nondiscrimination NHCE contribution adjustment                           9,602
                                     -------------------------------------------------------------------------------
                                                                                                             $43,422
                                     ===============================================================================



   8.       NONEXEMPT TRANSACTIONS    During the Plan year ended December 31,
            WITH PARTY-IN-INTEREST    1998, employee withholdings for the months
                                      of January, March, April and September
                                      totaling $907,966 were not remitted within the appropriate time period. These transactions constitute prohibited transactions as defined by ERISA. The Plan has accrued interest income of $33,820 on such late remittances which was recorded as an increase to amounts due from employer with an offsetting addition to interest income.


   9.       SUPPLEMENTAL INFORMATION  During the period from January 1, 1998 to
                                      December 31, 1998, the Plan had no lease commitments, obligations or leases in default as defined by ERISA.

                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================


  10.       SUBSEQUENT EVENTS         The restatement of the Plan that was
                                      adopted effective April 1, 1998 was
                                      further amended as follows: The fourth
                                      amendment was effective January 1, 2000, and that amendment permitted to merge six qualified retirement plans maintained by entities that have been acquired by TMP, permitted early retirement at the age of fifty-five with 100% vesting, reduced service requirement for eligibility to three months with certain exception for employees of the entities acquired by TMP and identified protected benefits. The fifth amendment was effective January 1, 2000, and that amendment excluded severance pay from the definition of compensation, recognized service with certain entities acquired by TMP and provided that outstanding residential loans transferred from a merging plan may be repaid over 30 years. The sixth amendment was effective September 1, 2000, and that amendment protected the vesting schedule and in-service distribution options for participants of a merging plan. The seventh amendment was effective
                                      October 1, 2000, and that amendment
                                      protected the vesting schedule for
                                      participants of a merging plan. The eighth amendment was effective October 1, 2000, and that amendment recognized service with certain entities acquired by TMP. The ninth amendment was effective February 1, 2001, and that amendment recognized service with certain entities acquired by TMP and identified protected benefits. The tenth amendment was effective January 1, 2001, and that amendment modified the method of crediting service to elapsed time for eligibility and vesting features, determined entry dates as the first day of the month following the date a participant meets eligibility requirements, permitted participants to modify elective deferral rates at any time that is effective as soon as administratively feasible and limited the number of outstanding loans per participant to two. The eleventh amendment was effective June 1, 2001, and that amendment permitted certain qualified retirement plans maintained by entities that have been acquired by TMP to merge into the Plan, recognized service with such entities and identified protected benefits. The twelfth amendment was effective May 1, 2001, and that amendment recognized service with entities that have been acquired by TMP. A restatement and amendment of the Plan was adopted effective August 1, 2001 with no significant changes to the Plan.

                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN



                      LINE 27a -SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      EIN 13-2633092                              PLAN NO.: 002

===============================================================================

-------------------------------------------------------------------------------

 DECEMBER 31, 1998
 -------- --------------------------- ------------------------------------------- ----------------- ------------------
   (a)               (b)                                 (c)                            (d)                (e)
             Identity of issuer,         Description of investment including
             borrower, lessor or           maturity date, rate of interest,
                similar party             collateral, par or maturity value             Cost          Current value
 -------- --------------------------- ------------------------------------------- ----------------- ------------------
    *     Schwab Money Market Fund    Money market fund.                             $       2,194   $       2,194
          Mutual funds:
             Amcent: 20th Century     Registered investment company. There is
                International Growth     no maturity date, rate of interest,
                                         collateral, par or maturity value.                445,961         443,711
             Baron Asset              Registered investment company. There is
                                         no maturity date, rate of interest,
                                         collateral, par or maturity value.                800,919         854,518
             Neuberger & Berman       Registered investment company. There is
                Socially Responsive      no maturity date, rate of interest,
                                         collateral, par or maturity value.                122,029         125,377
             Neuberger & Berman       Registered investment company. There is
                Partners                 no maturity date, rate of interest,
                                         collateral, par or maturity value.              3,846,800       3,528,824
             Oakmark                  Registered investment company. There is
                                         no maturity date, rate of interest,
                                         collateral, par or maturity value.              8,983,752       7,501,453
    *        Schwab S&P 500           Registered investment company. There is
                Investor SHS             no maturity date, rate of interest,
                                         collateral, par or maturity value.              3,390,856       3,713,762
    *        Schwab Smallcap Index    Registered investment company. There is
                                         no maturity date, rate of interest,
                                         collateral, par or maturity value.                284,906         286,026
             Scudder Greater Europe   Registered investment company. There is
                Group                    no maturity date, rate of interest,
                                         collateral, par or maturity value.                607,677         614,231
             Strong Corporate Bond    Registered investment company. There is
                                         no maturity date, rate of interest,
                                         collateral, par or maturity value.                254,503         253,426
    *     Common/collective trust -   Registered investment company. There is
             Schwab Stable Value         no maturity, rate of interest,
             Fund                        collateral, par or maturity value.              4,707,908       4,881,901
    *     Common stock - TMP          Employer Security. Common stock. $.001
             Worldwide Inc.              par value.
                                                                                         4,400,779       5,997,012
    *     Participant loans           5 years, 8%, collateralized by
                                         participant's account balance.                          -         920,918
 ======== =========================== =========================================== ================= ==================

 --------------
 * A party-in-interest as defined by ERISA.


                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN



                                  LINE 27d -SCHEDULE OF REPORTABLE TRANSACTIONS
                                  EIN 13-2633092                  PLAN NO.: 002

===============================================================================

 YEAR ENDED DECEMBER 31, 1998
 ---------------------------------------------------------------------------------------------------------------------------------

            (a)                         (b)                   (c)            (d)           (e)            (f)            (g)
                                                                                                        Expense
                                                                                                       incurred
                                                           Purchase        Selling        Lease          with          Cost of
 Identity of party involved     Description of asset         price          price         rental      transaction       asset
 --------------------------- --------------------------- -------------- -------------- ------------- -------------- --------------
    Category (iii)            A series of transactions
                                aggregating in excess
                                of 5% of the current
                                value of Plan assets:
    CIGNA                          Balanced Account      $     67,413   $              -      $-            $-      $     67,413
    CIGNA                          Balanced Account                 -        1,158,769         -             -           821,056
    CIGNA                          Fidelity Growth
                                     Opportunity              804,896                -         -             -           804,896
    CIGNA                          Fidelity Growth
                                     Opportunity                    -        6,924,671         -             -         4,361,654
    CIGNA                          Charter Guaranteed
                                     Long-Term              1,006,350                -         -             -         1,006,350
    CIGNA                          Charter Guaranteed
                                     Long-Term                      -        3,947,985         -             -         3,947,985
    CIGNA                          Charter Large
                                     Company Stock
                                     Index                    268,735                -         -             -           268,735
    CIGNA                          Charter Large
                                     Company Stock
                                     Index                          -        2,582,352         -             -         1,574,431
 ==================================================================================================================================


 YEAR ENDED DECEMBER 31, 1998
 -----------------------------------------------------------------------------------------------
                                    (b)                         (h)                     (i)
                                                           Current value
                                                            of asset on
                                                            transaction               Net gain
 Identity of party involved    Description of asset            date                    (loss)
 --------------------------- --------------------------- ---------------------- -----------------

    Category (iii)            A series of transactions
                                aggregating in excess
                                of 5% of the current
                                value of Plan assets:
    CIGNA                          Balanced Account      $     67,413           $         -
    CIGNA                          Balanced Account         1,158,769                 337,713
    CIGNA                          Fidelity Growth
                                     Opportunity              804,896                     -
    CIGNA                          Fidelity Growth
                                     Opportunity            6,924,671               2,563,017
    CIGNA                          Charter Guaranteed
                                     Long-Term              1,006,350                      -
    CIGNA                          Charter Guaranteed
                                     Long-Term              3,947,985                      -
    CIGNA                          Charter Large
                                     Company Stock
                                     Index                    268,735                      -
    CIGNA                          Charter Large
                                     Company Stock
                                     Index                  2,582,352               1,007,921
============================ ============================ ======================== ===============


 --------------
 There were no category (i), (ii) or (iv) reportable transactions.


                                                             TMP WORLDWIDE INC.
                                                            401(k) SAVINGS PLAN



                                 LINE 27d -SCHEDULE OF REPORTABALE TRANSACTIONS
                                 EIN 13-2633092                   PLAN NO.: 002

===============================================================================

 YEAR ENDED DECEMBER 31, 1998
 ---------------------------------------------------------------------------------------------------------------------------------
            (a)                         (b)                   (c)            (d)           (e)            (f)            (g)
                                                                                                        Expense
                                                                                                       incurred
                                                           Purchase        Selling        Lease          with          Cost of
 Identity of party involved     Description of asset         price          price         rental      transaction       asset
 --------------------------- --------------------------- -------------- -------------- ------------- -------------- --------------
  Category (iii)           A series of transactions
                                aggregating in excess
                                of 5% of the current
                                value of Plan assets
                                (continued):
    TMP Worldwide Inc.             Common Stock            $2,244,819   $              -      $-            $-        $2,244,819
    TMP Worldwide Inc.             Common Stock                     -        1,504,286         -             -         1,469,686
    Baron                          Baron Asset                836,269                -         -             -           836,269
    Baron                          Baron Asset                      -           30,678         -             -            35,349
    Neuberger & Berman             Neuberger & Berman
                                     Partners               4,318,108                -         -             -         4,318,108
    Neuberger & Berman             Neuberger & Berman
                                     Partners                       -          426,440         -             -           469,308
    Oakmark                        Oakmark                 10,946,186                -         -             -        10,946,186
    Oakmark                        Oakmark                          -        1,701,276         -             -         1,962,434
    Schwab                         Schwab Money Market        687,917                -         -             -           687,917
    Schwab                         Schwab Money Market              -          685,937         -             -           685,937
    Schwab                         Schwab S&P 500           4,126,666                -         -             -         4,126,666
    Schwab                         Schwab S&P 500                   -          729,242         -             -           735,810
    Schwab                         Schwab Stable Value      5,543,644                -         -             -         5,543,644
    Schwab                         Schwab Stable Value              -          850,039         -             -           835,936
 --------------------------- --------------------------- -------------- -------------- ------------- -------------- --------------


 YEAR ENDED DECEMBER 31, 1998
 -----------------------------------------------------------------------------------------------
                                    (b)                         (h)                     (i)
                                                           Current value
                                                            of asset on
                                                            transaction               Net gain
 Identity of party involved    Description of asset            date                    (loss)
 --------------------------- --------------------------- ---------------------- -----------------
  Category (iii)           A series of transactions
                                aggregating in excess
                                of 5% of the current
                                value of Plan assets
                                (continued):
    TMP Worldwide Inc.             Common Stock            $2,244,819           $          -
    TMP Worldwide Inc.             Common Stock             1,504,286                 34,600
    Baron                          Baron Asset                836,269                      -
    Baron                          Baron Asset                 30,678                 (4,671)
    Neuberger & Berman             Neuberger & Berman
                                     Partners               4,318,108                      -
    Neuberger & Berman             Neuberger & Berman
                                     Partners                 426,440                (42,868)
    Oakmark                        Oakmark                 10,946,186                      -
    Oakmark                        Oakmark                  1,701,276               (261,158)
    Schwab                         Schwab Money Market        687,917                      -
    Schwab                         Schwab Money Market        685,937                      -
    Schwab                         Schwab S&P 500           4,126,666                      -
    Schwab                         Schwab S&P 500             729,242                 (6,568)
    Schwab                         Schwab Stable Value      5,543,644                      -
    Schwab                         Schwab Stable Value        850,039                 14,103
 ==================================================================================================

 --------------
 There were no category (i), (ii) or (iv) reportable transactions.


                                                             TMP WORLDWIDE INC.
                                                            401(K) SAVINGS PLAN



                                   LINE 27e -SCHEDULE OF NONEXEMPT TRANSACTIONS
                                   EIN 13-2633092                 PLAN NO.: 002

===============================================================================

 YEAR ENDED DECEMBER 31, 1998
 ---------------------------------------------------------------------------------------------------------------------------------
            (a)                      (b)                         (c)                (d)            (e)         (f)           (g)
                                                           Description of
                               Relationship of           transactions including                                           Expense
                               plan, employer,           maturity date, rate of                                           incurred
     Identity of party            or other                interest, collateral,     Purchase      Selling      Lease       with
           involved           party-in-interest          par or maturity value       price          price       rental   transaction
 ----------------------------------------------------------------------------------------------------------------------------------
 TMP Worldwide Inc.            Plan Sponsor             Employee contribution
                                                        not timely remitted
                                                        to the Plan                 $907,966*      $-           $-          $-
===================================================================================================================================


 YEAR ENDED DECEMBER 31, 1998
 ---------------------------------------------------------------------------------------------------------------------------------
            (a)                      (h)                        (i)                        (j)

                                                                                       Net gain or
                                                                Current                 (loss) on
     Identity of party         Cost of                          value of                  each
        involved               assets                           assets                 transaction
-------------------------------------------------------------------------------------------------------
 TMP Worldwide Inc.            $      -                        $907,966                $        -
=======================================================================================================

 --------------
      * This represents total amount of contributions that have been withheld from employees, but not remitted into trust by the Plan sponsor within the prescribed time limits.




20